SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              FORM 10-SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                        SMALL BUSINESS ISSUERS
                   Under Section 12(b) or 12(g) of
                  The Securities Exchange Act of 1934

                    TRI-NATIONAL DEVELOPMENT CORP.
                    ------------------------------
            (Name of Small Business Issuer in its charter)



          Wyoming                            22-362638
          -------                            ---------
    (State of other Jurisdiction          I.R.S. Employer
   of incorporation or organization)     Identification No.



  480 Camino Del Rio S., Suite 140
 ---------------------------------
        San Diego, California                       92108
        ---------------------                       -----

(Address of principal executive officers)         (Zip Code)

Issuer's telephone number,    619-718-6370
                              ------------

Securities to be registered pursuant to section 12(b) of the Act:


Title of each class                Name of each exchange on
to be so registered                which each class is to be
                                   registered

     None                          Over the Counter BB

Securities to be registered pursuant to Section 12(g) of the Act:

                             Common Stock
                           (Title of Class)

                      Common Stock, no par value
                      --------------------------



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                           TABLE OF CONTENTS

INTRODUCTION                                                     PAGE

Item 1    Description of Business  . . . . . . . . . . . . . . . .    3
Item 2    Management's Discussion and Analysis or
          Plan of Operation. . . . . . . . . . . . . . . . . . . .    7
Item 3    Description of Property  . . . . . . . . . . . . . . . .    7
Item 4    Security Ownership of Certain Beneficial
          Owners and Management. . . . . . . . . . . . . . . . . .    8
Item 5    Directors, Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . . . . .    10
Item 6    Executive Compensation . . . . . . . . . . . . . . . . .    10
Item 7    Certain Relationships and Related
          Transactions . . . . . . . . . . . . . . . . . . . . . .    12
Item 8    Legal Proceedings. . . . . . . . . . . . . . . . . . . .    13
Item 9    Market for Common Equity and Related
          Stockholder Matters. . . . . . . . . . . . . . . . . . .    13
Item 10   Recent Sales of Unregistered Securities. . . . . . . . .    14
Item 11   Description of Securities. . . . . . . . . . . . . . . .    14
Item 12   Indemnification of Directors and Officers. . . . . . . .    15
Item 13   Financial Statements . . . . . . . . . . . . . . . . . .    16
Item 14   Changes in and Disagreements with
          Accountants on Accounting and
          Financial Disclosure . . . . . . . . . . . . . . . . . .    17
Item 15   Financial Statements and Exhibits. . . . . . . . . . . .    17

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .    18

          Exhibits:

Item 1.   Description of Business

Tri-National Development Corp. ("TND" or the "Company") was incorporated on July 31, 1979 as Rocket Energy Resources Ltd. under the laws of the Province of British Columbia, Canada by registration of its Memorandum and Articles. The Company changed its name to MRI Medical Technologies, Inc. in April of 1989. On December 7, 1992, the Company changed its name to Tri-National Development Corp. on the basis of five (5) common shares of MRI Medical Technologies, Inc. for (1) common share of Tri-National Development Corp. The shareholders of the Company approved a resolution to change the corporate domicile from British Columbia, Canada to the State of Wyoming at the Annual General Meeting held on January 20, 1997.

Tri-National Development Corp. ("TND") is a publicly traded corporation which develops and manages real estate projects in the U.S., Canada and Mexico. TND's present projects are:

TND/MEDICAL INTERNATIONAL, INC. - a wholly owned U.S. subsidiary, was formed to acquire, develop and/or manage medically related businesses. The initial geographic region for this company to focus on will be California and Baja California, Mexico. TND/Medical International, Inc. has acquired an existing entity in California, the Greater San Diego Imaging Center, described below.

THE GREATER SAN DIEGO IMAGING CENTER - has provided magnetic resonance imaging (MRI) services in the San Diego area since 1990. The Company has acquired the assets of the Greater San Diego Imaging Center, including the Fonar magnetic resonance imaging (MRI) equipment, the space lease, goodwill, including the name and other assets. This facility, with build outs, was originally financed for $2.5 million. The equipment has a current appraisal of $1.2 million and tenant improvements of $241,000. An "open unit" upgrade was recently completed for claustrophobic and large patients, which gives the Company the only open unit MRI facility in San Diego, California.

The closing on this facility occurred in November of 1996 for a combination of cash and stock for $600,000. The Company provided the 857,142 shares in the capital of the Company for stock portion of the acquisition and First Colonial Ventures, Ltd., a Nevada publicly traded company, is to provide the cash portion. First Colonial Ventures, Ltd. is to receive one third of TND/Medical International, Inc. for its contribution.

TRI-NATIONAL MEDICAL MANAGEMENT, INC. - Tri-National Development Corp. has acquired a 39% interest in this Vancouver, B.C. company. Tri-National Medical Management, Inc. was incorporated to establish and manage diagnostic imaging centers and other medical facilities in various areas of Canada. This company is still in its development stage and expects its first operations in 1997.

MRI MEDICAL DIAGNOSTICS, INC. - is an Over the Counter Bulletin Board listed company under the symbol, MRMD. This company emerged from bankruptcy in January of 1996 and as part of its Reorganization Plan, TND received 7.3 million common shares (which represents almost 25% of the total outstanding) in exchange for a $2.9 million claim against the estate and reimbursement of ongoing expenses. The Board of Directors of MRI Medical Diagnostics, Inc. are currently reviewing various acquisition
targets in medical industry.   The stock has been trading under $.10 per
share for the past several months.

As a result of the Reorganization Plan, the Company also acquired all of the common stock of MRI Grand Terrace, Inc. MRI Grand Terrace, Inc. was originally a joint venture between MRI Medical Diagnostics, Inc. and the Company and previously owned the Grand Terrace Retirement Hotel. This hotel is an 87 bed retirement facility located in San Bernardino, California. The sole asset of this corporation is a lawsuit against Chino Valley Bank, the seller of the retirement hotel. The litigation involves a claim by MRI Grand Terrace, Inc. and the joint venture partners that the seller bank did not disclose the existence of an encroachment which hindered the build out of the property. Thus, MRI Grand Terrace, Inc., the hotel, went into foreclosure and MRI Medical Diagnostics, Inc. and the Company instituted the litigation seeking several million dollars in damages. Chino Valley Bank has answered the suit and there can be no assurance that the Company will benefit in any fashion from the outcome of the litigation.

HILLS OF BAJAMAR - TND currently owns 51% of Pacific Medical International, Inc., a Nevada corporation, and has just executed a contract to acquire the remaining 49% for a combination of cash and stock. Pacific Medical International, Inc. was formed for the sole purpose of owning and developing the Hills of Bajamar, formerly known as, the Santa Fe Ranch.
The Hills of Bajamar is an approximate 1,000 hectare (roughly 2,500 acre) parcel of real property located in the Municipality of Ensenada, on the Pacific Ocean side of Baja, Mexico, 50 miles south of San Diego, California.

Pacific Medical International, Inc. has succeeded to a land purchase contract which provides for an overall purchase price of $5,000,000 for the
2,500 acres ($2,000 per acre).   The terms are $600,000 per year for 8
years. There is no interest until the sixth year, when interest on the remaining balance begins at 6% per annum. Pacific Medical International, Inc. has title to 237 acres and is currently taking title to 247 additional acres.

The property is located in the region that has become known as "the Gold Coast" because of the current and planned developments. Bajamar (see below), a 1,600 acre master-planned oceanfront resort, is located directly across the highway from the property. Bajamar is currently owned by

Grupo Situr, the largest resort developer in Mexico and the owner of the Kona Kai Hotel in San Diego. Bajamar consists of 1,600 acres, which include 27 holes of championship golf, with land set aside for an additional 9 holes, hotel, condominiums and luxury family homes. Grupo Situr was in the process of an announced $100,000,000 in improvements.

The region caters primarily to Southern California travelers already visiting Baja California, and provides an alternative attraction for the snowbirds visiting Palm Springs, Phoenix and Las Vegas. Where these desert communities are only viable six months of the year due to extreme heat in the summer, Baja California offers a year round temperate climate averaging 75 degrees Fahrenheit. Additionally, Baja California offers the amenities available from its oceanfront location including fishing, sailing, swimming, surfing and other water sports, a competitive advantage that desert communities cannot provide. Each month more than 2 million visitors cross the border into Baja California for recreation and shopping, including 500,000 people that cross for work and business. To further enhance this region, there are two international airports located within a 60 minute drive of the property.

As indicated, the Hills of Bajamar was purchased for $2,000 per acre ($.50 per sq. meter). The purchase terms were negotiated in 1991 prior to four events. The four events were: (1) the passage of NAFTA; (2) the liberalization of foreign ownership of land in Mexico; (3) the California Department of Real Estate issuing a decree that the advertisement in California for sale of foreign homes and land is no longer subject to their jurisdiction; and (4) the mega-developments in the area. A bank appraisal in 1996 showed the property valued in excess of $60,000 per acre or $30,000,000 for the 500 acres Pacific Medical International, Inc. is currently taking title.

Other new developments in the region include: (1) a $200 million plan to privatize and expand the port of Ensenada, which is planned to include a 70 mile railroad link to the United States, Baja California's first container-handling facility, and a new passenger cruise ship terminal, which is already under construction; (2) a $400 million power plant that will generate 440 megawatts, enough to power one million homes, to be built in the Rosarito and Ensenada area; (3) the possible legislation of casino gaming will be a tremendous windfall for the Mexican economy and the Baja California coast; (4) construction is under way on Puerto Salina, a reported $150 million, 600-boat marina that is located just one mile north of the Hills of Bajamar or 46 nautical miles south of San Diego; (5) Beacon Studios, a Canadian movie production company, in conjunction with Fox Studios, has built a movie studio located on a 150-acre site just north of the Hills of Bajamar with a project cost in excess of $55 million for the filming of the movie, the Titanic.

TND entered into escrow in June of 1996 to purchase the Bajamar Golf Courses, 81 room hotel, clubhouse with restaurant, tennis courts, driving range and approximately 100 acres of assorted residential properties on the
golf courses amounting to $39,500,000.   The escrow, which had an original
expected closing by October 5, 1996, has been mutually extended to April 1, 1997.

The properties in escrow are in addition to a timeshare and commercial property at Bajamar, which the Company is negotiating to acquire for a combination of cash and stock. The timeshare and commerical property is on a bluff overlooking both golf courses and the Pacific Ocean with a purchase value of $9,500,000, and is approved for 326 timeshare units and 20,000 square feet of retail facilities.

LAS VEGAS HOTEL, CASINO AND TIME SHARE COMPLEX - On August 31, 1996, the Company entered into an agreement with a Nevada holding corporation, SW Holding Corporation, to acquire a hotel, casino and time share complex on five acres in Las Vegas, Nevada. The hotel has a guaranteed net income of at least $1.2 million annually against 25% of sales from the operator. The acquisition price was $19,000,000 to be paid in cash and stock. Mortgages and equity valued at $8,000,000 held by the seller will be exchanged for 2,000,000 shares of the Company's preferred convertible stock. This transaction is subject to a completion of a placement of the Company's preferred convertible stock, with an expected closing no later than April 1, 1997. Financing is also being sought to build an additional new high rise hotel and casino tower, with 500 time share suites and a new 35,000 square foot casino. The advantage to such an addition to the Company's base, will be to secure a Nevada gaming license to compliment our resort properties in Baja, California in the event that casino licenses are issued in Mexico.

Item 2.   Plan of Operation

The Company plans to develop a medical campus, utilizing the attractiveness of the lower cost for support available in Mexico, combined with the historic quality of medicine in the United States, located just miles south of the San Diego-Baja, California border. The target group for the Company's services would be tourists and ex-patriots who presently must rely on the Mexican health care system, which is designed primarily for Mexican Nationals. The Company's medical campus would serve the 75,000 Americans in the region and the 2 million people crossing the border each month access to U.S. quality healthcare.


Tri-National Development Corp. plans to develop a 200+ acre medical campus on the 500 acre parcel at the Hills of Bajamar. Tri-National Development Corp. is to create the concept and develop the medical campus. The medical campus is planned to consist of the following four components: (1) a continuing medical educational facility; (2) a pharmaceutical research and development center, allowing pharmaceutical companies to do clinical studies with treatment not yet available in the U.S. due to delays and hold backs from the Food and Drug Administration (FDA); (3) an 80 to 100 bed hospital; and (4) a 500,000 square foot year-round medical exhibition center and merchandise mart for major manufacturers of medical equipment.

Discussions have also been held regarding the development of a Children's Hospital accompanied by a Burn Unit, Urgent Care and Chemical Dependency Treatment. The entire region will benefit from this new, state-of-the-art hospital and medical facility.

Item 3.   Properties

The Company leases 600 square feet of office space in Ensenada, Mexico for $475 and 900 square feet of office space in San Diego, California for $1,600.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

                                   NUMBER OF      PERCENTAGE
                                   SHARES         OF SHARES
NAME                               OWNED          OWNED
----                               -----          -----

Paul Goss                          50,000         .5%
410 17th St., #1940
Denver, Co  80202
V.P. Legal Counsel

Jay Pasternak                      81,287         .9%
4383 Bathhurst St.
North York, Ont.  M3H 3P8
Director

Dr. Robert Rosen                   40,000         .4%
Mid South Eye Center
1731 Memorial Dr., #208
Clarksville, Tenn  37043
Director





Jason Sunstein                     20,000         .2%
1666 Garnet #212
San Diego, Ca  92109
Assist. Secretary,
V.P. Investor Relations

Michael A. Sunstein                1,354,222      10.78%
2640 Del Mar Heights, #355
Del Mar, Ca  92014
Director, CEO

Shares are held by beneficial holders named above (2) based upon the October 31, 1996 unaudited financial statement, the issued and outstanding common shares were 12,111,117 (3) there are no options issued to the Officers and Directors of the Company at the date of this filing.

Item 5.   Directors and Executive Officers

                                   POSITIONS HELD
NAME                     AGE       WITH THE CORPORATION
----                     ---       --------------------

Michael A. Sunstein      54        Director, CEO & President

Shane Kennedy            33        Director

Arthur Lilly             65        Director

Jay Pasternak            40        Director

Dr. Robert Rosen         50        Director

Ted Takacs               50        Director

Jason Sunstein           25        Assist. Secretary,
                                   V.P. Investor Relations

Paul Goss                54        V.P. Legal Counsel

Dr. Jerry Parker         60        V.P. Medical Development

Michael A. Sunstein. Mr. Sunstein has been the Chief Executive Officer and a Director of the Company since 1989. Prior to joining the Company Mr. Sunstein spent 15 years in the housing industry, primarily with Kaufman and Broad Homes, Inc., a New York Stock Exchange listed company, where he served as President of the Midwestern Division. In that capacity he was responsible for the financial, building and delivery of approximately $30,000,000 in housing sales annually. He resigned from Kaufman and Broad and started his own firm in the building and materials and single-family home industry in Michigan. Mr. Sunstein built and sold more than 200 homes prior to founding Tri-National Development Corp. in 1989.

Paul Goss. Mr. Goss has been a Vice Resident and General Counsel to the Company since September of 1996. Mr. Goss has been the Executive Vice President and General Counsel for One Capital Corporation, a private merchant bank with offices in New York and Denver since 1990. Prior to joining One Capital Corporation, Mr. Goss was engaged in the private practice of law in Denver, Colorado. He is a member of the Denver and Colorado Bar Associations, the Denver Petroleum Club and Denver Athletic Club.

Shane Kennedy. Mr. Kennedy has been a Director of the Company since 1994. Mr. Kennedy has been an insurance adjuster for the Insurance Corporation of British Columbia since 1990 and is also President of Northern Trader Incorporated, which is an import and export company. He is Canadian citizen. Mr. Kennedy received his B.A. degree in Political Science from the University of British Columbia.

Jay Pasternak. Mr. Pasternak has been a Director of the Company since 1994. He is a Canadian citizen who has spent the last ten years in the private practice of mental health counseling at the Denwood Institute in Toronto, Canada, Ontario Hydro, Futures Ontario and the Hubar Memorial Hospital, all Canadian government facilities. Mr. Pasternak is a C.L.S. graduate from McMaster University in Hamilton, Ontario (1994) and a Human Services Counselor graduate from George Brown University 1996.

Dr. Robert Rosen. Dr. Rosen has been a Director of the Company since 1989. Dr. Rosen is an opthamologist and is presently Executive Director of MAC-IPA, a 47 physician multi-specialty IPA in Montgomery County, Tennessee, where he is responsible for policy, long range strategic planning, physician recruitment, contracting and utilization review. From 1993 to 1995 he was Medical Director of the MidSouth Eye Center in Clarksville, Tennessee, a private practice, and Medical Director of EYE PA, a nationwide integrated delivery system for eyecare, a subsidiary of EYECORP/PRG. From 1992 to 1993 he was Associate Medical Director of East County Physician Medical Group (IPA) in San Diego, California and from 1977 to 1993 he was President and Medical Director of Eye Care Professionals in San Diego, a single specialty medical corporation. He was also Medical Director of the Pearle Eye Foundation from 1987 to 1993, a non-profit corporation and he also served as Medical Director for Pearle Visioncare, a California Knox-Keane HMO from 1986 until 1993. Dr. Rosen was Assistant Clinical Professor of Opthamology at the University of California, San Diego from
1977 until 1993.

Ted Takacs. Mr. Takacs has been a Director of the Company since 1994. Mr. Takacs is a Canadian citizen who for the last ten years has been engaged in labor relations consulting and negotiation. He is presently a Constituency Assistant to the Honorable Bill Barlee in Osoyoos, British Columbia where he also owns and operates an orchard.

Jason Sunstein. Mr. Sunstein has been Vice President of Investor Relations for the Company since 1989 and for MRI Medical Diagnostics, Inc. since 1992. He attended San Diego State University where he majored in Finance and is a licensed securities broker. He is the son of Michael Sunstein.

Dr. Jerry Parker. Dr. Parker is currently Medical Director and Director of Radiology for several MRI centers and breast imaging centers in Northern California since 1973. He was previously Chief of Radiology and Nuclear Medicine at Ross General Hospital, Clinical Professor of Radiology at the University of California, Irvine, and Instructor of Radiology at the University of Southern California Medical Center from 1970 to 1988. Dr. Parker received his M.D. from the University of Manitoba, Canada in 1962.

ITEM 6.   EXECUTIVE COMPENSATION

Currently, all officers and directors of Tri-National Development Corp. serve with minimum compensation and have so served since they have joined the Company. The total compensation of all officers and directors during the last fiscal year was $48,000.

Item 7.   Certain Relationships and Related Transactions

None.

Item 8.   Legal Proceedings

The Company is not engaged in any pending or threatened legal proceedings.

Item 9. Market Price and Dividends of the Registrant's Common Equity and Related Stockholder Matters

There is presently a public trading market for the Company's common equity. In January of 1996, the Company activated its symbol, TNAV, on the Over the Counter Bulletin Board. The following table sets forth the trading history:

1996 Quarter             High Bid            Low Bid

First                    $0.21               $0.18
Second                   $0.31               $0.25
Third                    $0.34               $0.25
Fourth                   $0.34               $0.25

Until March of 1994, the Company's common stock was traded on the Vancouver Stock Exchange.

Of the total issued and outstanding shares of the Company, roughly 2,000,000 outstanding shares are held by officers and directors of the Company. These shares are available for sale without restriction in accordance with Rule 144. Of the total issued and outstanding shares there are 749,483 Escrow Shares held by the Company's transfer agent, Montreal Trust. Rule 144 provides, in essence, that a shareholder who is an affiliate of the Company, after holding restricted securities for a period of two years, may every three months, sell them in an unsolicited brokerage transaction in an amount equal to 1% of the Company's outstanding common shares, or the average weekly trading volume, if any, during the four weeks preceding the sale. Non-affiliated shareholders holding restricted securities are not subject to the 1% limitation and may sell unlimited amounts of shares they own, under certain circumstances, after a three year holding period. If a substantial part of the shares which can be sold were so sold, the price of the Company's common shares might be adversely affected.

Holders.

The Company has approximately 716 registered holders of its common stock. Of these, roughly 704 or 98% are residents in the United States.

Dividend Policy.

The Company has never declared or paid cash dividends on its common stock, and may elect to retain its net income in the future to increase its capital base. The Company does not currently anticipate paying cash dividends on its common stock in the foreseeable future.


Item 10.  Recent Sales of Unregistered Securities

In the last three years the Company has issued unregistered securities through a Private Placement at $.28 Cdn., a Private Placement at $.47 Cdn. and a Shares for Debt program at $.33 Cdn. The sale of units in both private placements were made almost entirely to existing shareholders. The Shares for Debt were issued to companies and individuals with monies owed by the Company.

Item 11.  Description of Securities

The capital stock being registered is the Company's shares of common stock. The common stock has full voting rights on all matters for which shareholder approval is required or permitted.

The common stock does not possess any preferential right to dividends and therefore is entitled to dividends only when and if dividends on such common stock are declared by the Board of Directors, and only from funds legally available therefore.

Upon liquidation of the Company, the holders of shares of common stock are entitled to share pro-rata in any distribution to common stock holders. There are no preemptive, conversion, or redemption privileges, nor sinking fund provisions, with respect to the common stock. All of the outstanding shares of the stock are duly authorized, validly issued, fully paid, and nonassessable. There are no restrictions on the alienability of the securities being registered.

Common Stock.

The authorized common stock of the Company consists of 100,000,000 shares of common stock without par value. At the end of the Company's quarter end, October 31, 1996, there were 12,111,117 issued and outstanding common shares. The holders of common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; are entitled to shares ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto.
Such shares are entitled to one vote per share on all matters which stockholders may vote on at all meetings of shareholders. All shares of common stock are fully paid and nonassessable.

Non-Cumulative Voting.

The holders of shares of common stock of the Company do not have cumulative voting rights. Thus, the holders of more than 50% of such outstanding shares, voting for the election of directors can elect all of the directors to be elected, and in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

Class A Preferred Stock.

100,000 Class A Preferred shares authorized with a par value of $1.00 each. None issued.

Class B Preferred Stock.

10,000,000 Class B Convertible Preferred shares authorized with a par value of $1.00. None issued.


Item 12.  Indemnification of Directors and Officers

The By-Laws of the Company provide for indemnification of officers and directors. The specific provision of the By-Laws related to such indemnification is as follows:


PART 19

INDEMNITY AND PROTECTION
DIRECTORS, OFFICERS AND EMPLOYEES

19.1 Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to the Company is or was a shareholder the heirs or personal representatives of any such person against all costs, charges and judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and the heirs or personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as of officer, employee or agent of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director), and his heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3 The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, officer, employee or agent.

Item 13.  Financial Statements

The financial statements, for the fiscal years ending April 30, 1994, 1995, 1996 and the six months ended October 31, 1995 and 1996, including the independent accountant's report, are attached hereto and appear sequentiall.

Item 14.  Changes in and Disagreements with Accountants on

Accounting and Financial Disclosure

During the Company's last five fiscal years and the subsequent interim period, no independent accountant who was previously engaged as the principal accountant to audit the Company's financial statements, resigned.

The Company's accountant's financial statements did not contain an adverse opinion or disclaimer of opinion, or modification. The decision to change accountants is to be approved by the Board of Directors. There are no disagreements with the current accountant on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure.

Item 15.  Financial Statements and Exhibits

The financial statements provided pursuant to Item 13 begin on the next page.

SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to the Registration Statement upon From 10-SB to be signed on its behalf by this undersigned, thereunto duly authorized.

Tri-National Development Corp.
a Wyoming Corporation


BY:  s/Michael A. Sunstein    DATED: February 22, 1997




     Michael A. Sunstein
     Chief Executive Officer, President
     Director

                     TRI-NATIONAL DEVELOPMENT CORP.

                    CONSOLIDATED FINANCIAL STATEMENTS

                    JULY 31, 1996 and APRIL 30, 1996

                              [LETTERHEAD]

                            AUDITORS' REPORT

To the Shareholders
Tri-National Development Corp.

We have audited the consolidated balance sheets of Tri-National Development Corp. as at July 31, 1996 and April 30, 1996 and the consolidated statements of operations and deficit and changes in financial position for the three months ended July 31, 1996 and the year ended April 30, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 1996 and April 30, 1996 and the results of its operations and the changes in its financial position for the three months ended July 31, 1996 and the year ended April 30, 1996 in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.


Vancouver, B.C.                                /s/ JOHANNESSON McWILLIAMS
October 16, 1996                                    Chartered Accountants

            COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
                    UNITED STATES REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached balance sheets as at July 31, 1996 and April 30, 1996 and as described in Note 1 of the consolidated financial statements. Our report to the shareholders dated October 16, 1996 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditor's report when the uncertainty is adequately disclosed in the financial statements.


Vancouver, B.C.                                /s/ JOHANNESSON McWILLIAMS
October 16, 1996                                    Chartered Accountants

                     TRI-NATIONAL DEVELOPMENT CORP.
                       CONSOLIDATED BALANCE SHEETS
                    JULY 31, 1996 and APRIL 30, 1996
                            (Canadian Funds)

                                                    JULY           APRIL
                                  NOTES             1996           1995
                                  -----             ----           ----

                                ASSETS
CURRENT ASSETS
  Cash                                           $    3,714     $    9,701
  Accounts receivable                                 8,751         16,020
  Deposit to acquire
   MRI Grand Terrace, Inc.             2               -           109,056
  Deposit to acquire Greater
   San Diego Imaging Center            3             20,448         20,448
  Note receivable -
   MRI Grand Terrace, Inc.             4                  1              1
  Prepaid expense                                     2,093          5,160
----------------------------------------------------------------------------
                                                     35,007        160,386
REAL ESTATE DEVELOPMENT PROPERTY       5          1,202,866      1,203,113

INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE
  Tri-National Medical
   Management Inc.                     6                  1              1

PORTFOLIO INVESTMENTS
  MRI Medical Diagnostics, Inc.        7            195,029        753,262
  Investment in Oro Blanco Cal
   S.A. de C.V.                        8                  1              1
----------------------------------------------------------------------------
                                                 $1,432,904     $2,116,763
============================================================================


                               LIABILITIES
CURRENT LIABILITIES
  Accounts payable                               $  853,666     $  820,641
  Accrued interest payable                           53,073         49,157
  Loans payable                                     137,616        137,616
  Guarantees payable                   13           163,200        163,200
  Private placement shares
   subscribed but not issued           9            519,238        510,457
----------------------------------------------------------------------------
                                                  1,726,793      1,681,071
NON-CONTROLLING INTEREST IN
 CONSOLIDATED SUBSIDIARY                            787,971        785,579
----------------------------------------------------------------------------
                                                  2,514,764      2,466,650
----------------------------------------------------------------------------


                    SHAREHOLDERS' EQUITY (DEFICIENCY)
SHARE CAPITAL                          9          5,084,182      5,084,182
SHARES PURCHASED FOR RESALE                         (63,060)       (54,255)
DEFICIT                                          (6,102,982)    (5,379,814)
----------------------------------------------------------------------------
                                                 (1,081,860)      (349,887)
----------------------------------------------------------------------------
                                                 $1,432,904     $2,116,763
============================================================================


APPROVED BY THE DIRECTORS

     "Michael A. Sunstein"       Director
--------------------------------

      "Arthur W. Lilly"          Director
--------------------------------



                                                  See accompanying notes.

                     TRI-NATIONAL DEVELOPMENT CORP.
            CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
    FOR THE QUARTER ENDED JULY 1996 and THE YEAR ENDED APRIL 30, 1996
                            (Canadian Funds)


                                                    JULY           APRIL
                                                    1996           1996
                                                    ----           ----

EXPENSES
  Accounting fees                                $    6,498     $    8,861
  Consulting and management fees                      8,744         37,583
  Interest                                            5,622         26,821
  Office, delivery, printing and other                8,862         28,954
  Promotion and travel                               22,121         58,626
  Professional fees                                  35,002        213,382
  Rent and utilities                                   -            14,559
  Technical report                                     -            13,632
  Telephone                                           6,496         17,319
  Transfer agent and regulatory fees                  6,888         35,687
  Wages                                                 318         10,439
----------------------------------------------------------------------------
OPERATING LOSS                                      100,551        465,863
----------------------------------------------------------------------------


OTHER REVENUE (EXPENSE)
  Litigation settlements (Note 13)                     -         4.005,203
  Write-down of shares received
   in litigation settlement (Note 13)              (488,696)    (3,217,152)
  Write-down of significant
   influence investment (Note 6)                       -          (113,631)
  Write-down of wholly-owned
   subsidiary (Note 2)                             (136,790)          -
  Gain on sale of MRI Medical
   Diagnostics Inc. shares (Note 7)                   9,461          4,258
  Exchange gain (loss)                               (6,592)       (76,387)
----------------------------------------------------------------------------
  Total other revenue                              (622,617)       602,291
----------------------------------------------------------------------------
NET EARNINGS (LOSS)                                (723,168)       136,428

DEFICIT, BEGINNING                               (5,379,814)    (5,514,766)
Organization expenses of subsidiary                    -            (1,476)
----------------------------------------------------------------------------
DEFICIT, ENDING                                 $(6,102,982)   $(5,379,814)
============================================================================



EARNINGS (LOSS) PER SHARE - BASIC               $     (0.12)   $      0.02
----------------------------------------------------------------------------



                                                  See accompanying notes.

                     TRI-NATIONAL DEVELOPMENT CORP.
        CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
    FOR THE QUARTER ENDED JULY 1996 and THE YEAR ENDED APRIL 30, 1996
                            (Canadian Funds)

                                                    JULY           APRIL
                                                    1996           1996
                                                    ----           ----

OPERATING ACTIVITIES
  Net earnings (loss) from continuing
   operations                                    $ (723,168)    $  136,428
  Items not using (providing) cash:
    Settlement on reorganization of
     MRI Medical Diagnostics Inc.                      -        (4,005,203)
    Write-down of investment in
     MRI Medical Diagnostics Inc.                   488,696      3,217,152
    Write-down of significant influence
     investment                                        -           113,631
    Write-down of wholly-owned subsidiary           136,790           -
    Gain on sale of MRI Medical
     Diagnostics Inc. shares                         (9,461)        (4,258)
----------------------------------------------------------------------------
                                                   (107,143)      (542,250)
  Non-cash working capital items
   providing (using) cash:
    Increase (decrease) in accounts
     receivable                                       7,269        (14,796)
    (Purchase) sale of temporary investment            -             7,700
    Deposit on MRI Grand Terrace, Inc.              (27,734)      (100,656)
    Deposit on Greater San Diego
     Imaging Center LLC                                -           (20,448)
    Increase (decrease) in prepaid expenses           3,067         (5,160)
    Increase in accounts payable                     33,025        207,919
    Increase in accrued interest payable              3,916          7,062
    Increase (decrease) in loans payable               -           (67,830)
    Increase (decrease) in convertible
     note payable                                      -          (218,445)
    Settlements of loans to affiliates                 -           (80,082)
----------------------------------------------------------------------------
  Funds provided ( used) by
   operating activities                             (87,600)      (826,986)
----------------------------------------------------------------------------
INVESTING ACTIVITIES
  Increase(decrease) in Santa Fe
   Ranch Property                                       247       (476,773)
  Increase in Tri-National Medical
   Management, Inc.                                    -           (13,632)
  Organization expense of subsidiary                   -            (1,476)
  Proceeds from sale of MRI Medical
   Diagnostics, Inc. shares                          78,998         39,047
----------------------------------------------------------------------------
  Funds used by investing activities                 79,245       (452,834)
----------------------------------------------------------------------------
FINANCING ACTIVITIES
  Non-controlling interest in
   consolidated subsidiary                            2,392        785,579
  Share subscriptions sold                            8,781        510,457
  Shares of the company purchased for resale         (8,805)       (54,255)
----------------------------------------------------------------------------
  Funds provided by financing activities              2,368      1,241,781
----------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                          (5,987)       (38,039)
CASH, BEGINNING                                       9,701         47,740
----------------------------------------------------------------------------
CASH, ENDING                                     $    3,714     $    9,701
============================================================================



                                                  See accompanying notes.

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
                              JULY 31, 1996


1.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF ACCOUNTING PRESENTATION

     The Company was incorporated under the Company Act of the Province of British Columbia and follows accounting principles generally accepted in Canada when preparing its financial statements.

     *    Basis of Accounting Presentation - Going Concern Assumption

          The financial statements are prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future, which is dependent on its ability to obtain financing for its continuing operations and to a restructuring of the Company's debts. Restructuring discussions with the Company's lenders are currently in progress (see Note 14). In the event the Company is unable to restructure its debt, the Company's existence as a going concern is uncertain as cash flows from continuing operations are not sufficient to service the Company's debt obligations. A restructuring will likely result in a capital and debt structure different from that which presently exists, and accordingly, historical earnings and cash flow from continuing operations may not be indicative of future earnings and cash flows. The common shares are listed on the Vancouver Stock Exchange, however, trading of the shares has been suspended until the Company is in a positive working capital position and completes certain filings with the regulatory authorities.

     *    Principles of Consolidation

          These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Company and its subsidiaries, MRI Grand Terrace, Inc (100% owned) and Pacific Medical International, Inc. (51% owned) whose acquisitions were accounted for by the purchase method The consolidated financial statements include all adjustments consisting of normal recurring accruals that management believes are necessary for a fair presentation of the company's financial position as at July 31, 1996 and April 30, 1996 and the results of its operations for the three months ended July 31, 1996 and the year ended April 30, 1996. All significant inter-company balances and transactions have been eliminated on consolidation.

     *    Foreign Currency Translation

          Accounts in United States currency have been translated into Canadian currency as follows:
          - monetary items are translated at the rate prevailing at the balance sheet date;
          - non-monetary items are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred;
          - revenues and expenses are translated at the average rate for the year.
          The resulting foreign currency translation gain or loss is included in operations.

     *    Earnings Per Share

          Earnings per share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period. Fully dilutive earnings per share has not been computed because the effect would be anti-dilutive.

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
                              JULY 31, 1996


1. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF ACCOUNTING PRESENTATION (CONTINUED)

     *    Discontinued Operations

          The financial statements do not include the accounts of Pacific Wellness Inc. which is 75.5% owned and Wellness International Partnership, Ltd. which is 51% owned since these companies ceased operations during 1993. The Company's investments have been written-off and operations and guarantees have been recorded as a loss from discontinued operations. During the fiscal year ended April 30, 1995 the Company assumed various accounts payable of Pacific Wellness Inc. which resulted in a loss of $185,733.

2.   MRI GRAND TERRACE, INC.

     Pursuant to an agreement with the United States Bankruptcy Court, Central District of California, the Company acquired the common stock of MRI Grand Terrace Inc. for a total consideration of $100,000 U.S. Under the agreement, the trustee is to receive 30% of the net proceeds, if any, of the litigation presently pending against the Chino Valley Bank to which MRI Grand Terrace Inc. would otherwise be entitled. MRI Grand Terrace, Inc. has no assets, liabilities or operations. The Company is acquiring the stock of MRI Grand Terrace, Inc. in an effort to control both lawsuits pending against the Chino Valley Bank (See Note 5). The Company wrote its investment in MRI Grand Terrace, Inc. down to a nominal value of $1 at July 31, 1996 as it has no assets and its worth is dependant on the outcome of the aforementioned litigation.

3.   GREATER SAN DIEGO IMAGING CENTER LLC

     By letter of agreement dated August 2, 1995, the Company (TND) offered to acquire an interest in Greater San Diego Imaging Center LLC (GSDIC) on the following terms and conditions:
     * TND to pay GSDIC $75,000 U.S. by no later than October 31, 1995, with $15,000 U.S. upon signing of the agreement (paid). Upon payment in full of the $75,000 U.S. TND would receive a 25% interest in GSDIC.
     * TND to secure financing prior to September 30, 1995 in the amount of $375,000 U.S. to finance equipment, receivables and working capital. Upon successful completion of the financing, TND would receive an additional 36% interest in GSDIC for a total of 51%.
     The Company paid the $15,000 U.S. on signing of the agreement, but did not make the required total payment of $75,000 U.S. by October 31, 1995 and the agreement was vacated.

     On June 4, 1996 the Company entered into an Asset Purchase Agreement with Greater San Diego Imaging Center, LLC with an effective date of November 1, 1996. GSDIC owns and operates a magnetic resonance imaging center in San Diego, California. The Company agreed to purchase the fixed assets, trade accounts receivable, certain assignable contracts, leases and agreements, prepaid expenses and the goodwill of the business. The purchase price is to be $599,999 U.S. for the fixed assets and $1.00 U.S. for all other assets and is payable as follows:
          (a) by payment of $300,000 U.S., of which $25,000 U.S. is payable upon execution of the agreement (partially paid from deposit on letter agreement), and
          (b) by the issuance of 857,142 common shares in the capital of TND based upon a value of $0.35 U.S. per share for total share consideration having a value of $300,000 U.S.
     A condition precedent requires that TND shall have received the approval of the Vancouver Stock Exchange to complete the transaction contemplated by the agreement.

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
                              JULY 31, 1996


4.   NOTE RECEIVABLE

     In March 1992, the Company advanced $383,064 to MRI Medical Diagnostics, Inc. (MRI MD) to enable MRI Grand Terrace Inc. (Grand Terrace) to acquire a retirement hotel located in Grand Terrace, California. The loan was evidenced by a 15% note receivable from MRIMD and a second trust deed and an assignment of rents from MRI Grand Terrace, Inc. On March 22, 1993, Grand Terrace filed a complaint against Chino Valley Bank, as a result of the purchase of the residential retirement hotel in Grand Terrace from the Chino Valley Bank. MRI claimed that the sellers of the property (Chino Valley Bank) had failed to disclose that the property's parking lot encroached on the property of the adjacent parcel of land. Grand Terrace stopped making mortgage payments to the mortgage holder (the same Chino Valley Bank), which then filed a Notice of Default as an initial step to foreclosure on the property. Grand Terrace then sought Bankruptcy protection in July of 1993, and was ultimately dismissed from Bankruptcy in May of 1995. The Chino Valley Bank subsequently sold the property in foreclosure to itself. Tri-National filed it's own action against the Chino Valley Bank in early 1995, claiming that it was defrauded and misrepresented when it advanced the $383,064 for the closing in 1992. The case is still pending and has not come to trial. The Company purchased the remaining stock of MRI Grand Terrace, Inc., as described in Note 3 to these financial statements, in an effort to control both lawsuits against the Chino Valley Bank. As a result of the uncertainty of the final results of the lawsuits, the Company wrote the note receivable down to a nominal $1 during the fiscal year ended April 30, 1994.

5.   REAL ESTATE DEVELOPMENT PROPERTY: SANTA FE RANCH

     The Santa Fe Ranch consists of approximately 2,470 acres (divided into ten 247 acres parcels) of undeveloped land located fifty miles south of San Diego, California on the Pacific Coast of the State of Northern Baja, Mexico, in the Municipality of Ensenada. The Company originally had a right to acquire a 100% interest in the property pursuant to a series of agreements requiring ongoing payments for each 247 acres parcel released by the vendor.

     The Company subsequently entered into an agreement with Pacific Medical International, Inc. (PMI) whereby, subject to shareholder approval, it divested itself of all of its rights in consideration for:
          * retention of 86.45 acres of the first parcel of the Santa Fe Ranch to be released by the original vendor, and
          *    the greater of:
               -     a one percent royalty on the gross proceeds from the
                    sale of any land that is part of the said Santa Fe
                    Ranch, or
               - $150,000 U.S. for each 247 acres parcel released by the vendor, beginning with the release of the fourth parcel and continuing with each release thereafter.
     Prior to receiving shareholder approval, the Board renegotiated the agreement and, on June 23, 1995, the Company held an Extraordinary General Meeting that approved the renegotiated agreement. Under the renegotiated agreement, the Company was granted 51% of the issued and outstanding shares of PMI with any dilution of stock to raise further funding to come from the shareholdings of the minority shareholders of PMI and not their treasury. PMI also agreed to assume the Yates convertible promissory note on renegotiated terms and Yates agreed to such assumption by PMI. The Yates note was originally secured by the Company's rights to its 86.45 acres of the Santa Fe Ranch. The renegotiated note with PMI provides for Yates to receive the greater of US$2,000 or 50% of the sale price for each acre of the Santa Fe Ranch sold until all funds due to him are paid, with Yates also to receive a lien against the first 250 acres of the Santa Fe Ranch as security.

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
                              JULY 31, 1996


6.   TRI-NATIONAL MEDICAL MANAGEMENT INC.

     Pursuant to a letter agreement, the Company acquired a 39% interest in Tri-National Medical Management Inc. (TMMI) by executing and delivering a non-interest bearing promissory note in the principal amount of $100,000. The Company paid the principal amount owing on the promissory note by delivering 686,100 MRI Medical Diagnostics, Inc. shares at a deemed price of $0.05 U.S. totalling $46,998 towards this purchase price and the balance in cash.

     TMMI is a newly incorporated Canadian company which proposes to carry on the business of establishing magnetic resonance imaging and related facilities in Canada. Since incorporation, this company has incurred various office and related expenses and has depleted its working capital. As it has not yet commenced the business for which it was incorporated, has no capital assets or working capital, the investment has been written-down to a nominal value of $1.

7.   INVESTMENT IN MRI MEDICAL DIAGNOSTICS INC.

     In 1992 the Company sold its wholly owned subsidiary, MRI Medical Diagnostics Inc., a California corporation. In return the Company received 6,000,000 restricted common shares of the purchaser, MRI Medical Diagnostics Inc. (MRI-Med), a Colorado public corporation (formerly Petro-Global, Inc.), plus certain mineral properties and leases. The mineral properties were written down to a nil value in the records of the Company. MRI-Med filed for Chapter 11 bankruptcy protection on July 22, 1993. After dividends in kind totalling 2,000,000 shares in 1992 and 1993, and due to uncertainty in the underlying value of the remaining 4,000,000 MRI-Colorado shares held by the Company, the carrying cost of these shares was written-off in 1994. Tri-National Development Corp. filed a reorganization plan on behalf of MRI-Med in August 1995 and, in settlement of the litigation described in Note 14, the Company received 5,900,000 shares of MRI-Med at a deemed value of $0.50 U.S.

     Continuity summary of MRI Medical Diagnostics, Inc. shareholdings:
                                                 Number of        Book
                                                  Shares          Value
                                                  ------          -----

     Acquisition cost, 1992                       6,000,000     $3,795,000
     Deduct - property dividends declared
      in 1992 and 1993                           (2,000,000)    (1,265,000)
     Deduct write down of investment, 1994             -        (1,806,182)
     Equity loss                                       -          (723,818)
     Shares sold to April 30, 1995 @
      $0.05 U.S. per share                       (2,957,730)          -
     Shares transferred to TMMI @ $0.05
      U.S. per share (Note 4)                      (686,100)          -
     -----------------------------------------------------------------------
     Balance - April 30, 1995                       356,170     $     0.00
     Shares received from MRI Med
      bankruptcy settlement (Note 13)             5,900,000      4,021,440
     Deduct write down of investment
      April, 1996 (Note 13)                            -        (3,217,152)
     Shares sold to April 30, 1996                 (396,910)       (51,026)
     -----------------------------------------------------------------------
     Balance - April 30, 1996                     5,859,260     $  753,262
     Deduct write down of investment
      July, 1996 (Note 13)                             -          (488,696)
     Shares sold during three months
      ended July 31, 1996                        (1,567,258)       (68,865)
     -----------------------------------------------------------------------
     Balance - July 31, 1996                      4,292,002     $  195,701
     =======================================================================

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
                              JULY 31, 1996



8.   INVESTMENT ORO BLANCO CAL S.A. DE C.V. ("BLANCO")

     The Company acquired 1/2 of 1 percent of the total issued and outstanding shares of Blanco and 50,000 shares of Bonaventure
     Resources Ltd. for 20,000 common shares of the Company. Blanco mines high quality calcium carbonate from the Garduno carbonate mines at La Rumerosa in Baja, California in Northern Mexico. The shares of Blanco and Bonaventure have not yet been received by the Company despite the fact that the Company has been negotiating with such companies for the delivery of the said shares. Due to the continuing inability of the Company to obtain the shares, the original cost of the investment has been written down to a nominal value in 1995.
                                                    1996           1995
                                                    ----           ----
        20,000 Common Shares                       $      1       $      1
     =======================================================================

9.   SHARE CAPITAL
     * The authorized capital of the Company consists of 110,100,000 shares divided into 100,000,000 common shares without par value, 100,000 Class A Preferred shares with a par value of $1.00 each and 10,000,000 Convertible Preferred shares with a par value of $1.00 each of which 5,832,546 common shares are outstanding as follows:

                                 Price Per
                                  Shares     Type             No. Shares     Amount
                                  ------     ----             ----------     ------
         Balance April 30, 1992                              4,163,458     $4,307,151
         ------------------------------------------------------------------------------
         Issued during the year ended April 30, 1993:
          May 19, 1992            $ 5.00    Acquisition         20,000        100,000
          May 21, 1992            $ 2.50    Options             10,000         25,000
          June 16, 1992           $ 2.50    Options             10,000         25,000
          July 22, 1992           $ 1.86    Private placement   89,426        166,332
          July 28, 1992           $ 1.50    Warrants            19,933         29,899
          August 5, 1992          $ 1.50    Warrants             7,178         10,770
          February 4, 1993        $ 1.05    Options              2,000          2,100
          February 4, 1993                  Share subscriptions   -            (1,680)
          February 19, 1993       $ 2.50    Options             15,000         37,500
          February 19, 1993                 Share subscriptions   -           (30,000)
          April 30, 1993          $ 1.05    Shares returned to
                                            treasury           (50,000)       (52,620)
         ------------------------------------------------------------------------------
                                                               123,537        312,301
         ------------------------------------------------------------------------------
         Balance April 30, 1993                              4,286,995     $4,619,452
         ------------------------------------------------------------------------------
         Issued during the year ended April 30, 1994:
          July 14, 1993           $ 1.05    Options              7,000          7,350
          July 14, 1993                     Share subscriptions   -            (5,950)
          October 20, 1993        $ 0.32    Options            200,000         64,000
          November 3, 1993        $ 0.62    Options             10,000          6,200
          November 11, 1993       $ 0.25    Debt settlement    300,640         75,160
          November 16, 1993       $ 0.32    Options             10,000          3,200
          November 18, 1993       $ 0.25    Private placement  770,000        192,500
          November 18, 1993       $ 0.35    Debt settlement    157,626         55,169
          November 18, 1993       $ 0.75    Debt settlement     85,335         64,001
          January 28, 1994        $ 0.62    Options              5,000          3,100
         ------------------------------------------------------------------------------
                                                             1,545,601        464,730
         ------------------------------------------------------------------------------
          Balance April 30, 1994, 1995, 1996
           and July 31, 1996 (unchanged)                     5,832,596     $5,084,182
         ==============================================================================

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
                              JULY 31, 1996


9.   SHARE CAPITAL (CONTINUED)

     *    Issued and outstanding shares are held by residents of:
          Canada         1,777,895
          USA            4,054,701
     *    Escrow Shares
               749,483 common shares are held in escrow and may not be released, traded in or dealt with in any manner whatsoever without the consent of the regulatory authorities.
     * There were no stock options to purchase common shares of the Company outstanding at July 31, 1996 or April 30, 1996.
     * The Company proposes to carry out a private placement of 1,600,000 units of the Company at a price of $0.285 Cdn. per unit for gross proceeds of $456,000 Cdn. Each unit consists of one common share in the capital of the Company and a two year non-transferable share purchase warrant. Each non-transferable share purchase warrants entitle the holder thereof to purchase one common share in the capital of the Company at any time during the first six months of the term of the warrant at a price of $0.285, at any time during the second six months of the term of the warrant at a price of $0.40, at any time during the third six months of the term of the warrant at a price of $0.55 or at any time during the final six months of the term of the warrant at a price of $0.75. The term of the warrant commences on the closing date.
     * In October, 1996 the Company issued 6,278,520 common shares from treasury.

10.  GEOGRAPHIC SEGMENTED INFORMATION
                                             United
                                  Canada     States      Mexico      Total
                                  ------     ------      ------      -----

       Gross revenue             $    -     $    -      $     -     $    -
       Operating expenses            7,331     93,221         -       100,552
       Other revenues
        (expenses)                    -       621,866         -       621,866
       Discontinued
        operations                    -          -            -          -
       ------------------------------------------------------------------------
       Net earnings (loss)        $  7,331   $715,087     $   -    $  722,418
       ========================================================================
       Identifiable assets        $  5,211   $225,578   $1,202,866 $1,433,655
       ========================================================================

11.  INCOME TAXES

     As at April 30, 1996, the Company had Canadian non-capital loss carryforwards of $1,294,674. The tax benefit of the losses and timing differences have not been recognized in the accounts. The non-capital loss carryforwards expire as follows:
          2000                                                    $  318,862
          2001                                                       527,682
          2002                                                       448,130
       -----------------------------------------------------------------------
                                                                  $1,294,674
       =======================================================================
     In addition, the company has net capital losses of approximately $1,841,115 which can be carried forward indefinitely.

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
                              JULY 31, 1996


12.  RELATED PARTY TRANSACTIONS

     The aggregate payments paid and accrued to related parties during the year are as follows:

                                                      JULY           APRIL
                                                      ----           -----

       Accounting fees                               $ 6,498        $ 8,861
       Management and consulting fees                $ 8,744        $37,583
       ======================================================================

     The Company was indebted to directors of the Company in the amount of $130,884 at April 30, 1996 and July 31, 1996 (unchanged) for unpaid fees and expenses.

13.  CONTINGENCIES AND LITIGATIONS

     * During 1992, MRI Medical Diagnostics Inc., a California corporation ("MRI"), then a wholly owned subsidiary of the Company, was sold to MRI Medical Diagnostics Inc., a Colorado corporation ("MRI Med"). In 1993 MRI filed Chapter VII bankruptcy and MRI Med filed for reorganization under Chapter XI bankruptcy rules. While MRI was a subsidiary of the Company, the Company guaranteed certain equipment leases which MRI had made with Linc Scientific Leasing ("Linc"). MRI defaulted on certain financial obligations pursuant to the leases, and as a consequence, Linc commenced two actions against the Company as guarantor and was subsequently awarded default judgements for $2,373,286 U.S. The Company has offered a settlement with Linc for 300,000 common shares of the Company, subject to regulatory approval, and such offer has been accepted. This obligation has been recorded in these financial statements as a guarantee payable and was expensed in 1994 as guarantee fees of a former subsidiary.

          As a consequence of the judgement against the Company arising from the guarantee of the Linc equipment leases, the Company commenced an action against MRI Med and filed a proof of claim in the bankruptcy case in the amount of $2,799,466 U.S. The action was successful and the Company ultimately agreed with the bankruptcy trustee to settle the claim and all other inter-company indebtedness for 5,900,000 MRI Med shares at a deemed price of $0.50 U.S. As the Company sold 396,910 of these shares in the fiscal year ended April 30,1996 at a price of $0.10 U.S. per share, the book value of the remaining shares was written down to $0.10 U.S. per share. In July, 1996 the Company wrote the shares down further to $0.03 U.S. per share.

     * During 1990, MRI entered into a joint venture agreement with the Center for Neurological Studies ("Center"). The Center alleges damages of $160,000 U.S. since it is alleged that the venture failed because MRI did not meet its obligations. The Center alleges that the Company was the alter-ego of MRI although the Company denies this and other allegations. The Center, however, obtained default judgement on July 19,1994 for $100,000 U.S. which may or may not be enforceable. The Company has offered a settlement with the Center for 180,000 common shares of the Company, subject to regulatory approval. Such offer has been accepted. This obligation has been recorded in these financial statements as a guarantee payable and expensed in 1994 as guarantee fees of a former subsidiary.

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
                              JULY 31, 1996


13.  CONTINGENCIES AND LITIGATIONS (CONTINUED)

     * Under an employment settlement with a former employee, the Company agreed to return to him 187,000 shares of the Company he had pledged as security for a loan. The former employee subsequently assigned such shares to his attorneys who, on not receiving such shares from the Company, commenced an action against the Company. The action concluded in March, 1996 with an assessment against the Company for $42,500 U.S.

14.  SHARES FOR DEBT

     The Company has entered into debt settlement agreements with various creditors representing a total indebtedness of approximately $834,768
     Cdn. ($613,800 U.S.).   Pursuant to the agreements, each creditor will
     receive shares in the capital of the Company at a deemed price of $0.25 U.S. per share. These debt settlement agreements are subject to regulatory approval.

15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian Basis) which could differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the Securities and Exchange Commission (SEC) (U.S. Basis).

     There are no differences to report on the balance sheets as at July 31, 1996 or April 30, 1996 or on the statements of operations for the three months ended July 31, 1996 or the year ended April 30, 1996.

                     TRI-NATIONAL DEVELOPMENT CORP.            SCHEDULE B
                            QUARTERLY REPORT
                              JULY 31, 1996

                                                      1996           1995
                                                      ----           ----
Aggregate payments and accruals to
 related parties during quarter                      $15,242        $12,321

Share capital information as at July 31, 1996.

The authorized capital of the Company consists of 110,100,000 shares divided into:

     (a)  100,000,000 common shares without par value;
     (b)  100,000 Class A Preferred shares with par value of $1.00 each;
     (c) 10,000,000 Class B Convertible Preferred shares with a par value of $1.00 each;

Issued and Outstanding Shares:

     5,832,596 common shares - $5,084,182 (1995 - 5,832,596 shares -
     $5,084,182)

Stock options granted during the quarter:

     Nil

Warrants granted during the quarter:

     Nil

No stock options and warrants to purchase common shares of Company are outstanding.



Directors:     M.A. Sunstein
               Jay Pasternack
               Ted Takacs
               Shane Kennedy
               Dr. Robert Rosen
               Arthur Lilly

                              SCHEDULE "C"
                          MANAGEMENT DISCUSSION
                            December 10, 1996

The Company has undergone many changes and is in the process of implementing more changes, which are included in this years proxy statement.

* As previously announced, the Company has control of the Santa Fe Ranch through a 51% ownership of Pacific Medical International, Inc. and is currently negotiating to acquire the remaining 49% of Pacific Medical International, Inc. for a combination of cash and stock. The Santa Fe Ranch is a 2,500 acre parcel in Baja, California, 45 minutes from San Diego, that was originally purchased for $2,000US per acre in 1991 and currently has certified bank appraisals of $60,000US per acre.
     Pacific Medical International, Inc. has title to 237 acres and is in the process of taking title to an additional 257 acres. The remaining 2,000 acres are under contract for annual payments over the next 8 years. The master plan is in design and plans include a 400 acre motor sports R & D facility and a 200 acre medical campus with medical school, as well as, an international retirement community.

*    The reorganization Plan for MRI Medical Diagnostics, Inc. (Over the
     Counter: MRMD) was confirmed by the U.S. Bankruptcy Court in January of 1996, giving the Company a total of approximately 7 million common shares of MRMD, including shares received in exchange for its 2.9 million $US claim against the estate. This company is currently trading in the under $.10US range, however, it is a clean shell available for a takeover by an ongoing entity. It has no debts or liabilities and has a $6,000,000US net operating loss carry forward for tax benefits. Tri-National Development Corp. was the proponent and funding source for the Reorganization Plan. Two major goals were achieved. Number one, the opportunity to regain stock value for all of the shareholders and number two, it allowed Tri-National Development Corp. the opportunity of proceeding, on a consolidated basis, against the Chino Valley Bank for damages regarding their sale of the MRI Grand Terrace Hotel to MRMD. The banks failure to disclose a major encroachment to the buyer, which the bank was aware of, led MRMD to bankruptcy court and created the ensuing damages for shareholders of both companies. The board of directors of MRMD have reviewed numerous opportunities for the shell and believe a satisfactory suitor will be identified in the first quarter of 1997.

* The Company announced a contract for the acquisition of the Greater San Diego Imaging Center through its U.S. subsidiary, TND/Medical International, Inc. (TNDMI), a California corporation. The closing occurred in October of 1996 for $300,000 cash and the issuance of 857,142 common shares. The Company provided the stock portion of the acquisition and First Colonial Ventures, Ltd., a Nevada publicly traded corporation, is to provide the cash portion of the acquisition. First Colonial Ventures, Ltd. is to receive one third of TNDMI for its contribution. The Greater San Diego Imaging Center has proceeded with the completion of an "open unit" upgrade, thus giving the Company the only open unit magnetic resonance imaging (MRI) center in San Diego for large and claustrophobic patients.

* The Company announced in June of 1996 that it entered into an escrow on behalf of Baja Pacific International, Inc. to purchase a significant portion of the 1,600 acre Bajamar Resort in Baja California, Mexico for $39,500,000US. Bajamar is a world class resort located directly across the street from the Company's Santa Fe Ranch property. The primary focus of the acquisition consists of 27 holes of championship golf, 80 acres for an additional 9 holes, a 81 room hotel, a clubhouse with restaurant, tennis courts, driving range and assorted residential properties surrounding the golf courses amounting to an additional 200 acres. The Company was to have received an interest in Baja Pacific International, Inc. and compensation for its role in the acquisition, however, it has since renegotiated the contract with Baja Pacific International, Inc. so that Tri-National Development Corp. is now scheduled to proceed to close by March 1, 1997, for its own account.

* TND has also contracted with a Mexican corporation for an additional parcel at Bajamar, which they originally purchased for $9,500,000US and is approved for 326 timeshare units and 20,000 square feet of commercial space. The plans are already drawn and all of the infrastructure for the site is in place. The 103 year old Wall Street real estate investment banking firm, Sonnenblick-Goldman Co., has been retained as the exclusive procurer for debt and equity financing.

* In September of 1996, the Company announced the formation of a real estate and resort development subsidiary. Simultaneously, the Company entered into a first right of refusal agreement for the possible acquisition of a timeshare, hotel and casino complex in Las Vegas, Nevada. The advantage of such an addition to the Company's base, will be to secure a Nevada gaming license to compliment our resort properties in Baja, California in the event that casino licenses are issued in Mexico. The Nevada property that is the subject of the contract is currently earning approximately $1,000,000US annually from the hotel portion only.

* Starting in June of 1995, the Company began a private placement, which finally closed in October 1996, for $551,971Cdn. for 1,936,740 units at $0.28Cdn. per unit. Each unit consisted of one common share and one share purchase warrant. In August of this year, the Company announced it was offering an additional private placement of $175,000US for 500,000 units which was closed in October of 1996 at 442,896 units at $0.25US per unit for proceeds to the Company of $155,014US. Each unit also consists of one common share and one share purchase warrant.

* The use of proceeds for the both private placements included approximately $200,000US to close the acquisition of MRI Grand Terrace, Inc. and the Greater San Diego Imaging Center. In addition, over $200,000US in legal and professional fees were used for these acquisitions, as well as, the MRI Medical Diagnostics, Inc.
     reorganization plan. The balance of approximately $150,000US was used for general working capital over the last two years.

* The Company's shareholders approved, in 1994, a share for debt exchange with its creditors. The majority of the Company's creditors accepted the exchange for approximately $871,160US of debt, thus leaving the Company virtually debt free. This enhances our balance sheet allowing us to attract other possible acquisitions, as well as, outside financing. 3,484,640 common shares of the Company were issued in October of 1996 to satisfy this obligation.

* Included in this year's proxy statement for shareholder vote is a change of corporate domicile from Vancouver, B.C. to Wyoming. The Company chose Wyoming because it has a reciprocal arrangement with British Columbia that will allow us to change domicile but retain our existing Corporation Articles and free trading stock positions. Any other change of domicile would require a new two year hold period on our existing share holdings. The other major reason for change of domicile is the stringent controls of the VSE, which has kept us from trading in Canada for the last two years. Once our change of domicile is completed we intent to file a Form 10 registration statement, which will make us a fully reporting U.S. company. The Company also plans to make application for a NASDAQ listing in early 1997, which is a step up from our current Over the Counter listing, TNAV.

* Management of the Company has also determined that it is in the best interests of the Company to delist from the VSE and has instructed its solicitors to forthwith make an application for delisting from the VSE. Management of the Company has determined that the current business of the Company is not suited to the VSE due to the fact that its main focuses are on health care in the United States and Mexico and real estate that is located in the United States and Mexico, and its shareholder base is primarily located in the United States. Also, the Company anticipates that future financings will be conducted through brokerage houses or financiers located in the United States.

ON BEHALF OF THE
BOARD OF DIRECTORS


/s/ MICHAEL A. SUNSTEIN
Michael A. Sunstein, President
Tri-National Development Corp.

                     TRI-NATIONAL DEVELOPMENT CORP.

                    CONSOLIDATED FINANCIAL STATEMENTS

                        OCTOBER 31, 1996 & 1995

                   (UNAUDITED - SEE NOTICE TO READER)

                              [LETTERHEAD]



                            NOTICE TO READER




To the Directors
Tri-National Development Corp.


We have compiled the interim financial information of Tri-National Development Corp. consisting of summary balance sheets as at October 31, 1996 and 1995 and the interim statements of operations and deficit and changes in financial position for each of the six month periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.







Vancouver, B.C.                                /s/ JOHANNESSON McWILLIAMS
January 28, 1997                                    Chartered Accountants

                     TRI-NATIONAL DEVELOPMENT CORP.
                       CONSOLIDATED BALANCE SHEETS
                         OCTOBER 31, 1996 & 1995
                   (UNAUDITED - SEE NOTICE TO READER)
                            (Canadian Funds)

                                                    1996           1995
                                                    ----           ----
                                 ASSETS
CURRENT ASSETS
  Cash                                           $   13,299     $    4,589
  Due from director                                   9,990           -
  Deposit to acquire
   MRI Grand Terrace, Inc.                             -            28,800
  Deposit to acquire assets of
   Greater San Diego Imaging Center                 506,163           -
  Temporary investment                                 -             7,700
  Note receivable -
   MRI Grand Terrace, Inc.                                1              1
  Prepaid expense                                    15,343           -
----------------------------------------------------------------------------
                                                    544,796         41,090
REAL ESTATE DEVELOPMENT PROPERTY                  1,244,430        726,340
OPTION TO ACQUIRE SHARES                               -           100,000
INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE
  Tri-National Medical Management Inc.                    1           -
PORTFOLIO INVESTMENTS
  MRI Medical Diagnostics, Inc.                     195,029           -
  Investment in Oro Blanco Cal
   S.A. de C.V.                                           1              1
CAPITAL ASSETS                                        2,524           -
----------------------------------------------------------------------------
                                                 $1,986,781     $  867,431
============================================================================

                               LIABILITIES
CURRENT LIABILITIES
  Accounts payable                               $  118,504     $  658,880
  Convertible note payable                             -           228,079
  Loans payable and accrued interest                   -           237,177
  Guarantees payable                                   -           163,200
  Private placement shares subscribed
   but not issued                                   196,603        203,635
  Due to affiliates                                    -            27,080
----------------------------------------------------------------------------
                                                    315,107      1,518,051
NON-CONTROLLING INTEREST IN
 CONSOLIDATED SUBSIDIARY                            787,971           -
----------------------------------------------------------------------------
                                                  1,103,078      1,518,051
----------------------------------------------------------------------------

                    SHAREHOLDERS' EQUITY (DEFICIENCY)
SHARE CAPITAL                                     7,179,002      5,084,182
SHARES PURCHASED FOR RESALE                         (91,935)          -
DEFICIT                                          (6,203,364)    (5,734,802)
----------------------------------------------------------------------------
                                                    883,703       (650,620)
----------------------------------------------------------------------------
                                                 $1,986,781     $  867,431
============================================================================

APPROVED BY THE DIRECTORS

     "Michael A. Sunstein"       Director
--------------------------------

      "Shane Kennedy"            Director
--------------------------------

                     TRI-NATIONAL DEVELOPMENT CORP.
            CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
   FOR THE SIX MONTH PERIODS ENDED OCTOBER 31, 1996 & OCTOBER 31, 1995
                   (UNAUDITED - SEE NOTICE TO READER)
                            (Canadian Funds)


                                                     1996           1995
                                                     ----           ----
EXPENSES
  Accounting fees                                $   26,730     $     -
  Bad debts                                          11,933           -
  Commissions                                          -            13,600
  Consulting and management fees                     18,214         33,551
  Depreciation                                          280           -
  Interest                                            5,981         17,647
  Office, delivery, printing and other               17,866          5,281
  Promotion and travel                               34,238         28,171
  Professional fees                                  57,057         92,231
  Rent and utilities                                  2,828          2,162
  Telephone                                          12,024          6,373
  Transfer agent and regulatory fees                  4,258         18,698
  Wages                                               3,013          3,500
----------------------------------------------------------------------------
OPERATING LOSS                                      194,422        221,214
----------------------------------------------------------------------------


OTHER REVENUE (EXPENSE)
  Litigation settlements (Note 13)                     -              -
  Write-down of shares received in
   litigation settlement (Note 13)                 (482,301)          -
  Write-down of significant
   influence investment (Note 6)                       -              -
  Write-down of wholly-owned
   subsidiary (Note 2)                             (134,999)          -
  Gain on sale of MRI Medical
   Diagnostics Inc. shares (Note 7)                   9,337          1,178
  Exchange gain (loss)                              (21,165)          -
----------------------------------------------------------------------------
  Total other revenue                              (629,128)         1,178
----------------------------------------------------------------------------
NET LOSS                                           (823,550)      (220,036)

DEFICIT, BEGINNING                               (5,379,814)    (5,514,766)
----------------------------------------------------------------------------
DEFICIT, ENDING                                 $(6,203,364)   $(5,734,802)
============================================================================

EARNINGS (LOSS) PER SHARE - BASIC               $     (0.07)   $     (0.04)
============================================================================

                     TRI-NATIONAL DEVELOPMENT CORP.
        CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
   FOR THE SIX MONTH PERIODS ENDED OCTOBER 31, 1996 & OCTOBER 31, 1995
                   (UNAUDITED - SEE NOTICE TO READER)
                            (Canadian Funds)

                                                     1996           1995
                                                     ----           ----
OPERATING ACTIVITIES
  Net loss from continuing operations            $ (823,550)    $ (220,036)
  Items not using (providing) cash:
     Settlement on reorganization of
      MRI Medical Diagnostics Inc.                     -              -
     Write-down of investment in
      MRI Medical Diagnostics Inc.                  482,301           -
     Write-down of significant
      influence investment                             -              -
     Gain on sale of MRI Medical
      Diagnostics Inc. shares                        (9,337)        (1,178)
     Depreciation                                       280           -
----------------------------------------------------------------------------
                                                   (350,306)      (221,214)
  Net change in non-cash working
   capital items                                 (1,746,776)       (15,837)
----------------------------------------------------------------------------
  Funds provided (used) by operating
   activities                                    (2,097,082)      (237,051)
----------------------------------------------------------------------------
INVESTING ACTIVITIES
  Increase in Santa Fe Ranch Property               (41,317)          -
  Purchase of capital assets                         (2,804)          -
  Non-controlling interest in
   consolidated subsidiary                            2,392           -
  Proceeds from sale of
   MRI Medical Diagnostics, Inc. shares              85,269          1,178
----------------------------------------------------------------------------
  Funds used by investing activities                 43,540          1,178
----------------------------------------------------------------------------
FINANCING ACTIVITIES
  Share capital issued                            2,094,820        203,635
  Shares of the company purchased
   for resale                                       (37,680)          -
  Decrease in loans payable                                        (10,913)
----------------------------------------------------------------------------
  Funds provided by financing activities          2,057,140        192,722
----------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                           3,598        (43,151)
CASH, BEGINNING                                       9,701         47,740
----------------------------------------------------------------------------
CASH, ENDING                                     $   13,299     $    4,589
============================================================================

                     TRI-NATIONAL DEVELOPMENT CORP.            SCHEDULE B
                            QUARTERLY REPORT
                            OCTOBER 31, 1996

                                                      1996           1995
                                                      ----           ----
Aggregate payments and accruals to related
 parties during quarter
  Consulting and management fees                    $  9,585       $  4,800
  Accounting fees                                     14,917           -
  Salaries                                              -              -
-----------------------------------------------------------------------------
                                                    $ 24,502       $  4,800
=============================================================================

Share capital information as at October 31, 1996:

The authorized capital of the Company consists of 110,100,000 shares divided into:

     (a)  100,000,000 common shares without par value;
     (b)      100,000 Class A Preferred shares with par value of $1.00 each;
     (c)   10,000,000 Class B Convertible Preferred shares with a par value of $1.00 each;

Issued and Outstanding Shares:

     12,111,117 common shares - $7,179,002 (1995 - 5,832,596 shares -
     $5,084,182)

     Changes during the quarter:
     *    Share consideration for assets of
           Greater San Diego Imaging Center    857,142      $300,000 U.S.
     *    Private placement at
           $0.285 Cdn.                       1,936,739      $551,971 Cdn.
     *    Shares for debt at $0.25 U.S.      3,484,640      $871,160 U.S.

Stock options granted during the quarter:

     Nil

Warrants granted during the quarter:

     1,936,739 two year non-transferable share purchase warrants (attached to each unit of the private placement) entitling the holder to purchase one common share at any time during the first six months of the term of the warrant at a price of $0.285, at any time during the second six months of the term of the warrant at a price of $0.40, at any time during the third six months of the term of the warrant at a price of $0.55 or at any time during the final six months of the term of the warrant at a price of $0.75. The term of the warrant commences on the closing date.

                                   -2-
-------------------------------------------------------------------------

Stock options and warrants to purchase common shares of Company are outstanding as follows:

     Stock Options:      Nil
     Warrants:           As above

Shares held in escrow at October 31, 1996 - 750,000 common shares

Directors:     M.A. Sunstein
               Jay Pasternack
               Ted Takacs
               Shane Kennedy
               Dr. Robert Rosen
               Arthur Lilly

                              SCHEDULE "C"
                          MANAGEMENT DISCUSSION
                 For the Quarter ended October 31, 1996

* As previously announced, the Company has control of the Santa Fe Ranch through a 51% ownership of Pacific Medical International, Inc. and is currently negotiating to acquire the remaining 49% of Pacific Medical International, Inc. for a combination of cash and stock. The Santa Fe Ranch is a 2,500 acre parcel in Baja, California, 45 minutes from San Diego, that was originally purchased for $2,000US per acre in 1991 and currently has certified bank appraisals of $60,000US per acre.
     Pacific Medical International, Inc. has title to 237 acres and is in the process of taking title to an additional 257 acres. The remaining 2,000 acres are under contract for annual payments over the next 8 years. The master plan is in design and plans include a 400 acre motor sports R & D facility and a 200 acre medical campus with medical school, as well as, an international retirement community.

*    The reorganization Plan for MRI Medical Diagnostics, Inc. (Over the
     Counter: MRMD) was confirmed by the U.S. Bankruptcy Court in January of 1996, giving the Company a total of approximately 7 million common shares of MRMD, including shares received in exchange for its 2.9 million $US claim against the estate. This company is currently trading in the under $.10US range, however, it is a clean shell available for a takeover by an ongoing entity. It has no debts or liabilities and has a $6,000,000US net operating loss carry forward for tax benefits. Tri-National Development Corp. was the proponent and funding source for the Reorganization Plan. Two major goals were achieved. Number one, the opportunity to regain stock value for all of the shareholders and number two, it allowed Tri-National Development Corp. the opportunity of proceeding, on a consolidated basis, against the Chino Valley Bank for damages regarding their sale of the MRI Grand Terrace Hotel to MRMD. The banks failure to disclose a major encroachment to the buyer, which the bank was aware of, led MRMD to bankruptcy court and created the ensuing damages for shareholders of both companies. The board of directors of MRMD have reviewed numerous opportunities for the shell and believe a satisfactory suitor will be identified in the first quarter of 1997.

* The Company announced a contract for the acquisition of the Greater San Diego Imaging Center through its U.S. subsidiary, TND/Medical International, Inc. (TNDMI), a California corporation. The closing occurred in December of 1996 for $300,000US cash and the issuance of 857,142 common shares. The Company provided the stock portion of the acquisition and First Colonial Ventures, Ltd., a Nevada publicly traded corporation, is to provide the cash portion of the acquisition. First Colonial Ventures, Ltd. is to receive one third of TNDMI for its contribution. The Greater San Diego Imaging Center has proceeded with the completion of an "open unit" upgrade, thus giving the Company the only open unit magnetic resonance imaging (MRI) center in San Diego for large and claustrophobic patients.

* The Company announced in June of 1996 that it entered into an escrow on behalf of Baja Pacific International, Inc. to purchase a significant portion of the 1,600 acre Bajamar Resort in Baja
     California, Mexico for $39,500,000US. Bajamar is a world class resort located

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     directly across the street from the Company's Santa Fe Ranch property.
     The primary focus of the acquisition consists of 27 holes of championship golf, 80 acres for an additional 9 holes, a 81 room hotel, a clubhouse with restaurant, tennis courts, driving range and assorted residential properties surrounding the golf courses amounting to an additional 200 acres. The Company was to have received an interest in Baja Pacific International, Inc. and compensation for its role in the acquisition, however, it has since renegotiated the contract with Baja Pacific International, Inc. so that Tri-National Development Corp. is now scheduled to proceed to close by March 1, 1997, for its own account.

* TND has also contracted with a Mexican corporation for an additional parcel at Bajamar, which they originally purchased for $9,500,000US and is approved for 326 timeshare units and 20,000 square feet of commercial space. The plans are already drawn and all of the infrastructure for the site is in place. The 103 year old Wall Street real estate investment banking firm, Sonnenblick-Goldman Co., has been retained as the exclusive procurer for debt and equity financing.

* In September of 1996, the Company announced the formation of a real estate and resort development subsidiary. Simultaneously, the Company entered into a first right of refusal agreement for the possible acquisition of a timeshare, hotel and casino complex in Las Vegas, Nevada. The advantage of such an addition to the Company's base, will be to secure a Nevada gaming license to compliment our resort properties in Baja, California in the event that casino licenses are issued in Mexico. The Nevada property that is the subject of the contract is currently earning approximately $1,000,000US annually from the hotel portion only.

* Starting in June of 1995, the Company began a private placement, which finally closed in October 1996, for $551,971Cdn. for 1,936,740 units at $0.28Cdn. per unit. Each unit consisted of one common share and one share purchase warrant. In August of this year, the Company announced it was offering an additional private placement of $175,000US for 500,000 units which was closed in October of 1996 at 442,896 units at $0.25US per unit for proceeds to the Company of $155,014US. Each unit also consists of one common share and one share purchase warrant.

* The use of proceeds for the both private placements included approximately $200,000US to close the acquisition of MRI Grand Terrace, Inc. and the Greater San Diego Imaging Center. In addition, over $200,000US in legal and professional fees were used for these acquisitions, as well as, the MRI Medical Diagnostics, Inc.
     reorganization plan. The balance of approximately $150,000US was used for general working capital over the last two years.

* The Company's shareholders approved, in 1994, a share for debt exchange with its creditors. The majority of the Company's creditors accepted the exchange for approximately $871,160US of debt, thus leaving the Company virtually debt free. This enhances our balance sheet allowing us to attract other possible acquisitions, as well as, outside financing.

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     3,484,640 common shares of the Company were issued in October of 1996 to satisfy this obligation.

* Included in this year's proxy statement for shareholder vote is a change of corporate domicile from Vancouver, B.C. to Wyoming. The Company chose Wyoming because it has a reciprocal arrangement with British Columbia that will allow us to change domicile but retain our existing Corporation Articles and free trading stock positions. Any other change of domicile would require a new two year hold period on our existing share holdings. The other major reason for change of domicile is the stringent controls of the VSE, which has kept us from trading in Canada for the last two years. Once our change of domicile is completed we intent to file a Form 10 registration statement, which will make us a fully reporting U.S. company. The Company also plans to make application for a NASDAQ listing in early 1997, which is a step up from our current Over the Counter listing, TNAV.

* Management of the Company has also determined that it is in the best interests of the Company to delist from the VSE and has instructed its solicitors to forthwith make an application for delisting from the VSE. Management of the Company has determined that the current business of the Company is not suited to the VSE due to the fact that its main focuses are on health care in the United States and Mexico and real estate that is located in the United States and Mexico, and its shareholder base is primarily located in the United States. Also, the Company anticipates that future financings will be conducted through brokerage houses or financiers located in the United States.

     The Company has no investor relation contracts outstanding and did not pay any amounts for investor relations during the quarter.